1-15156

P.E. 3-22-02

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MARCH 22, 2002

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant's name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

TELEKOM AUSTRIA AG

TABLE OF CONTENTS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Form 6-K contains certain forward-looking statements. Actual operational and financial results may differ materially from Telekom Austria's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products; competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants; the effects of our tariff reduction or other marketing initiatives; the regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements; our ability to achieve cost savings and realize productivity improvements; the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings; our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs; the progress of our domestic and international investments, joint ventures and alliances, including the strategic partnership with Telecom Italia and its subsidiaries; the impact of our new business strategies and transformation program; the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures; the outcome of litigation in which we are involved; the level of demand in the market for our shares which can affect our business strategies; changes in the law including with respect to regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve. The ability to achieve the projected results are also subject to the general risks associated with the Company's business, as described in its previously filed Registration Statement and Annual Report on Form 20-F.

ITEM 1

Shareholder Information

Telekom Austria:
Preliminary Headline Figures for the Financial Year 2001

Vienna, March 22, 2002 – Telekom Austria (VSE: TKA; NYSE: TKA) announced today preliminary headline figures for the Financial Year 2001.

(in EUR million)	4Q 01	4Q 00	% change	FY 01	FY 00	% change
Telekom Austria Group (including Mobilkom Austria)						
Total managed revenues	993.0	978.7	1.5%	3,943.5	3,897.2	1.2%
Total managed EBITDA without costs for idle workforce	309.2	213.8	44.6%	1,472.8	1,060.9	38.8%
Telekom Austria, consolidated (with Mobilkom at-equity)						
Consolidated revenues	658.7	697.2	-5.5%	2,659.7	2,814.4	-5.5%
Consolidated EBITDA without costs for idle workforce	200.7	118.7	69.1%	903.7	624.3	44.8%
Costs for idle workforce	13.1	7.3	79.5%	49.9	7.6	556.6%
Consolidated EBITDA	187.6	111.4	68.4%	853.8	616.7	38.4%
Mobilkom Austria, consolidated						
Consolidated revenues	441.4	384.5	14.8%	1,713.2	1,501.1	14.1%
Consolidated EBITDA	110.7	95.1	16.4%	571.3	436.6	30.9%

Note: EBITDA is defined as operating income excluding depreciation and amortization.

Costs for idle workforce, which are excluded from total managed EBITDA, include expenses for employees who have been released or transferred from the work force as well as cash settlements for civil servants who have agreed to leave with severance packages. Costs for idle workforce amounted to EUR 49.9 million in 2001 and EUR 7.6 million in 2000.

Telekom Austria's total managed EBITDA and consolidated EBITDA include costs for early retirement programs which were exceptionally high during the year 2000. For ease of comparison, the following table shows total managed EBITDA and consolidated EBITDA excluding the impact of early retirement costs. There were no early retirement costs for Mobilkom Austria.

(in EUR million)	4Q 01	4Q 00	% change	FY 01	FY 00	% change
Telekom Austria Group (including Mobilkom Austria)						
Total managed EBITDA without costs for idle workforce	303.1	260.0	16.6%	1,470.4	1,314.1	11.9%
Telekom Austria, consolidated (with Mobilkom at-equity)						
Consolidated EBITDA without costs for idle workforce	194.6	164.9	18.0%	901.3	877.5	2.7%
Early retirement costs*	-6.1	46.2	n.m.	-2.4	253.2	n.m.

*The negative amounts in 2001 result from the reversal of provisions for early retirement costs.

The final full year results will be published on April 9, 2002.

Contact:

Martin Bredl
Telekom Austria's Company Spokesman
Tel: +43 (0) 059 059-1-11001
E-Mail: martin.bredl@jet2web.com

Hans Fruhmann
Head of Investor Relations at Telekom Austria
Tel: +43 (0) 59059 1-20917
E-Mail: hans.fruhmann@jet2web.com

Cubitt Consulting (UK)
Serra Balls/Noga Villalon
Tel. +44 (0)20 7367 5100
E-Mail: serra.balls@cubitt.com

Cubitt Inc (USA)
Mark Kollar
Tel: +1 212 232 2222
E-Mail: mark.kollar@cubitt.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

By:
Name: Heinz Sundt
Title: Chief Executive Officer

By:
Name: Stefano Colombo
Title: Chief Financial Officer

Date: March 22, 2002